SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.  )


                         Camelot Information Systems Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Ordinary shares, no par value of the Issuer
                     represented by American Depository Shares
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   13322V105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              October 3, 2013
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 13322V105
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,460,728

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,460,728

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,460,728

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%

14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 13322V105
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     2,460,728

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     2,460,728

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,460,728

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.3%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 13322V105
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Camelot Information Systems Inc., a British Virgin Island corporation (the "Issuer"). The address of the Issuer's principal executive offices is Beijing Publishing House, A6 North Third Ring Road, Xicheng District, Beijing 100120, The People's Republic of China.

     This schedule relates to the ordinary shares, no par value of the Issuer represented by American Depository Shares (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the "Investment Manager") and Brian Taylor, the managing member of Pine River Capital Management LLC, the general partner of the Investment Manager (the "Managing Member")
(each a "Reporting  Person" and collectively the "Reporting  Persons").

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to beneficially own 2,460,728 Shares.

          As of the date hereof, Brian Taylor may be deemed to beneficially own 2,460,728 Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

The Reporting Persons acquired the Shares for investment purposes and in the ordinary course of business, pursuant to investment strategies, including merger arbitrage and event driven strategies, because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity.

On September 18, 2013, the Issuer entered into an Agreement and Plan of Merger with Camelot Employee Scheme Inc., and Camelot Employee SubMerger Scheme Inc. Under the Agreement and Plan of Merger, Camelot Employee Scheme Inc. will acquire the Issuer for US$0.5125 per ordinary share, no par value or US$2.05 per Share. The consideration to be paid to holders of the ordinary shares, no par value and to the holders of the Shares implies an equity value for the Issuer of approximately US$98.2 million, on a fully diluted basis.

The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions: (i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them. Also, consistent with their investment intent, the Reporting Persons may engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including its operations, governance and control.

Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.


--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 2,460,728 Shares, or 5.3% of the Shares of the Issuer, based upon the 46,267,255 Shares issued and outstanding according to the Agreement and Plan of Merger of the Issuer filed September 18, 2013.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 2,460,728 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 2,460,728 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 2,460,728 Shares, or 5.3% of the Shares of the Issuer, based upon the 46,267,255 Shares issued and outstanding according to the Agreement and Plan of Merger of the Issuer filed September 18, 2013.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 2,460,728 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 2,460,728 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             October 15, 2013
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated October 15, 2013 relating to the ordinary shares, no par value of Camelot Information Systems Inc. represented by American Depository Shares shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                             Exhibit B


              TRANSACTIONS IN THE SHARES OF THE ISSUER
                       DURING THE PAST 60 DAYS

The following table sets forth all transactions in the Shares effected by any of the Reporting Persons during the past
60 days.

Trans  Quantity    Price        Trade Date      Settlement Date
Type

Buy    138	   1.80173913	22-Aug-13	27-Aug-13
Buy    42	   1.801904762	22-Aug-13	27-Aug-13
Buy    20	   1.802	22-Aug-13	27-Aug-13
Buy    2,691	   1.801802304	23-Aug-13	28-Aug-13
Buy    819	   1.801794872	23-Aug-13	28-Aug-13
Buy    390	   1.801794872	23-Aug-13	28-Aug-13
Buy    6,900	   1.8016	26-Aug-13	29-Aug-13
Buy    2,100	   1.8016	26-Aug-13	29-Aug-13
Buy    1,000	   1.8016	26-Aug-13	29-Aug-13
Buy    1,449	   1.801801242	27-Aug-13	30-Aug-13
Buy    441	   1.801791383	27-Aug-13	30-Aug-13
Buy    210	   1.801809524	27-Aug-13	30-Aug-13
Buy    6,900	   1.799097101	28-Aug-13	3-Sep-13
Buy    2,100	   1.799095238	28-Aug-13	3-Sep-13
Buy    1,000	   1.7991	28-Aug-13	3-Sep-13
Buy    207	   1.791835749	29-Aug-13	4-Sep-13
Buy    63	   1.791746032	29-Aug-13	4-Sep-13
Buy    30	   1.791666667	29-Aug-13	4-Sep-13
Buy    276	   1.791811594	30-Aug-13	5-Sep-13
Buy    84	   1.791785714	30-Aug-13	5-Sep-13
Buy    40	   1.79175	30-Aug-13	5-Sep-13
Buy    2,485	   1.790890745	3-Sep-13	6-Sep-13
Buy    700	   1.790885714	3-Sep-13	6-Sep-13
Buy    315	   1.790877778	3-Sep-13	6-Sep-13
Buy    426	   1.791784038	4-Sep-13	9-Sep-13
Buy    120	   1.79175	4-Sep-13	9-Sep-13
Buy    54	   1.791851852	4-Sep-13	9-Sep-13
Buy    7,100	   1.8017	5-Sep-13	10-Sep-13
Buy    2,000	   1.8017	5-Sep-13	10-Sep-13
Buy    900	   1.8017	5-Sep-13	10-Sep-13
Buy    7,100	   1.8018	6-Sep-13	11-Sep-13
Buy    2,000	   1.8018	6-Sep-13	11-Sep-13
Buy    900	   1.8018	6-Sep-13	11-Sep-13
Buy    5,300	   1.8018	9-Sep-13	12-Sep-13
Buy    1,800	   1.8018	9-Sep-13	12-Sep-13
Buy    2,000	   1.8018	9-Sep-13	12-Sep-13
Buy    900	   1.8018	9-Sep-13	12-Sep-13
Buy    189,200	   1.79	        9-Sep-13	9-Sep-13
Sell   189,200	   1.79	        9-Sep-13	9-Sep-13
Buy    5,300	   1.8018	10-Sep-13	13-Sep-13
Buy    1,800	   1.8018	10-Sep-13	13-Sep-13
Buy    2,000	   1.8018	10-Sep-13	13-Sep-13
Buy    900	   1.8018	10-Sep-13	13-Sep-13
Buy    265	   1.791811321	11-Sep-13	16-Sep-13
Buy    90	   1.791777778	11-Sep-13	16-Sep-13
Buy    100	   1.7918	11-Sep-13	16-Sep-13
Buy    45	   1.791777778	11-Sep-13	16-Sep-13
Buy    8,914	   1.799098295	16-Sep-13	19-Sep-13
Buy    4,843	   1.799096407	16-Sep-13	19-Sep-13
Buy    3,875	   1.799096129	16-Sep-13	19-Sep-13
Buy    1,743	   1.799095754	16-Sep-13	19-Sep-13
Buy    46	   1.801521739	17-Sep-13	20-Sep-13
Buy    25	   1.802	17-Sep-13	20-Sep-13
Buy    20	   1.802	17-Sep-13	20-Sep-13
Buy    9	   1.802222222	17-Sep-13	20-Sep-13
Buy    11,868	   1.885383215	18-Sep-13	23-Sep-13
Buy    6,450	   1.885383721	18-Sep-13	23-Sep-13
Buy    5,160	   1.885383721	18-Sep-13	23-Sep-13
Buy    2,322	   1.885381998	18-Sep-13	23-Sep-13
Buy    46,000	   1.910808913	18-Sep-13	23-Sep-13
Buy    25,000	   1.9108088	18-Sep-13	23-Sep-13
Buy    20,000	   1.910809	18-Sep-13	23-Sep-13
Buy    9,000	   1.910808889	18-Sep-13	23-Sep-13
Buy    7,774	   1.881880628	19-Sep-13	24-Sep-13
Buy    4,225	   1.88187929	19-Sep-13	24-Sep-13
Buy    3,380	   1.881878698	19-Sep-13	24-Sep-13
Buy    1,521	   1.881880342	19-Sep-13	24-Sep-13
Buy    92,000	   1.902900978	19-Sep-13	24-Sep-13
Buy    50,000	   1.902901	19-Sep-13	24-Sep-13
Buy    40,000	   1.902901	19-Sep-13	24-Sep-13
Buy    18,000	   1.902901111	19-Sep-13	24-Sep-13
Buy    68,656	   1.897695829	20-Sep-13	25-Sep-13
Buy    37,312	   1.897695905	20-Sep-13	25-Sep-13
Buy    13,432	   1.897695474	20-Sep-13	25-Sep-13
Buy    60,000	   1.905904	20-Sep-13	25-Sep-13
Buy    200,000	   1.905904	20-Sep-13	25-Sep-13
Buy    92,000	   1.910408478	23-Sep-13	26-Sep-13
Buy    50,000	   1.9104086	23-Sep-13	26-Sep-13
Buy    40,000	   1.9104085	23-Sep-13	26-Sep-13
Buy    18,000	   1.910408333	23-Sep-13	26-Sep-13
Buy    9,200	   1.9019	24-Sep-13	27-Sep-13
Buy    5,000	   1.9019	24-Sep-13	27-Sep-13
Buy    4,000	   1.9019	24-Sep-13	27-Sep-13
Buy    1,800	   1.9019	24-Sep-13	27-Sep-13
Buy    23,000	   1.90099913	25-Sep-13	30-Sep-13
Buy    12,500	   1.9009992	25-Sep-13	30-Sep-13
Buy    10,000	   1.900999	25-Sep-13	30-Sep-13
Buy    4,500	   1.901	25-Sep-13	30-Sep-13
Buy    6,440	   1.891889752	26-Sep-13	1-Oct-13
Buy    3,500	   1.891891429	26-Sep-13	1-Oct-13
Buy    2,800	   1.891889286	26-Sep-13	1-Oct-13
Buy    1,260	   1.891888889	26-Sep-13	1-Oct-13
Buy    47	   1.891702128	27-Sep-13	2-Oct-13
Buy    24	   1.892083333	27-Sep-13	2-Oct-13
Buy    20	   1.892	27-Sep-13	2-Oct-13
Buy    9	   1.892222222	27-Sep-13	2-Oct-13
Buy    276	   1.891884058	30-Sep-13	3-Oct-13
Buy    150	   1.891866667	30-Sep-13	3-Oct-13
Buy    120	   1.891916667	30-Sep-13	3-Oct-13
Buy    54	   1.891851852	30-Sep-13	3-Oct-13
Buy    2,898	   1.891890959	1-Oct-13	4-Oct-13
Buy    1,575	   1.891892064	1-Oct-13	4-Oct-13
Buy    1,260	   1.891888889	1-Oct-13	4-Oct-13
Buy    567	   1.891887125	1-Oct-13	4-Oct-13
Buy    4,508	   1.901801065	1-Oct-13	4-Oct-13
Buy    2,450	   1.901797959	1-Oct-13	4-Oct-13
Buy    1,960	   1.901797959	1-Oct-13	4-Oct-13
Buy    882	   1.901804762	1-Oct-13	4-Oct-13
Buy    5,566	   1.90189903	2-Oct-13	7-Oct-13
Buy    3,025	   1.901900826	2-Oct-13	7-Oct-13
Buy    2,420	   1.901900826	2-Oct-13	7-Oct-13
Buy    1,089	   1.901900826	2-Oct-13	7-Oct-13
Buy    9,200	   1.9019	3-Oct-13	8-Oct-13
Buy    5,000	   1.9019	3-Oct-13	8-Oct-13
Buy    4,000	   1.9019	3-Oct-13	8-Oct-13
Buy    1,800	   1.9019	3-Oct-13	8-Oct-13
Buy    9,200	   1.9019	4-Oct-13	9-Oct-13
Buy    5,000	   1.9019	4-Oct-13	9-Oct-13
Buy    4,000	   1.9019	4-Oct-13	9-Oct-13
Buy    1,800	   1.9019	4-Oct-13	9-Oct-13
Buy    3,864	   1.891789234	7-Oct-13	10-Oct-13
Buy    2,100	   1.891790476	7-Oct-13	10-Oct-13
Buy    1,680	   1.891792857	7-Oct-13	10-Oct-13
Buy    756	   1.891791534	7-Oct-13	10-Oct-13
Buy    9,200	   1.899496739	7-Oct-13	10-Oct-13
Buy    5,000	   1.899498	7-Oct-13	10-Oct-13
Buy    4,000	   1.8994975	7-Oct-13	10-Oct-13
Buy    1,800	   1.8995	7-Oct-13	10-Oct-13
Buy    9,200	   1.9019	8-Oct-13	11-Oct-13
Buy    5,000	   1.9019	8-Oct-13	11-Oct-13
Buy    4,000	   1.9019	8-Oct-13	11-Oct-13
Buy    1,800	   1.9019	8-Oct-13	11-Oct-13
Buy    7,434	   1.89178862	9-Oct-13	15-Oct-13
Buy    1,062	   1.891792655	9-Oct-13	15-Oct-13
Buy    2,242	   1.891791169	9-Oct-13	15-Oct-13
Buy    1,062	   1.891792655	9-Oct-13	15-Oct-13
Buy    12,600	   1.901599206	9-Oct-13	15-Oct-13
Buy    1,800	   1.9016	9-Oct-13	15-Oct-13
Buy    3,800	   1.9016	9-Oct-13	15-Oct-13
Buy    1,800	   1.9016	9-Oct-13	15-Oct-13
Buy    126	   1.891984127	10-Oct-13	16-Oct-13
Buy    18	   1.891666667	10-Oct-13	16-Oct-13
Buy    38	   1.891842105	10-Oct-13	16-Oct-13
Buy    18	   1.891666667	10-Oct-13	16-Oct-13
Buy    12,600	   1.9019	10-Oct-13	16-Oct-13
Buy    1,800	   1.9019	10-Oct-13	16-Oct-13
Buy    3,800	   1.9019	10-Oct-13	16-Oct-13
Buy    1,800	   1.9019	10-Oct-13	16-Oct-13
Buy    1800	   1.9019	11-Oct-13	17-Oct-13
Buy    3800	   1.9019	11-Oct-13	17-Oct-13
Buy    1800	   1.9019	11-Oct-13	17-Oct-13
Buy    12600	   1.9019	11-Oct-13	17-Oct-13
Buy    564	   1.901897163	14-Oct-13	17-Oct-13
Buy    1191	   1.901897565	14-Oct-13	17-Oct-13
Buy    564	   1.901897163	14-Oct-13	17-Oct-13
Buy    3954	   1.901901872	14-Oct-13	17-Oct-13